 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-257576
Supplement No. 5 to Prospectus Supplement Dated September 1, 2021
Dated: July 18, 2025
STATE OF ISRAEL
JUBILEE FIXED RATE BONDS (TWELFTH SERIES)
Effective as of July 18, 2025, the aggregate principal amount of the Jubilee Fixed Rate Bonds (Twelfth Series) offered under this prospectus has been increased to $4,500,000,000.
Assuming that we sell all of the bonds at the current offering price, we will receive $4,229,935,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $270,000,000 and before expenses estimated at $65,000.